

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628**

June 13, 2013

Via E-Mail

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen's Road, Central
Hong Kong

> **Re: Amended Schedule 13E-3
> Filed June 6, 2013 by WSP Holdings Limited, et. al.
> File No. 005-83618**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments.

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 35

1.   We reissue prior comment 1 in our May 30, 2013 comment letter.

2.   Please refer to comment 3 below. Revise this section to describe how, if at all, the Special Committee and Board of Directors addressed the facts described in response to both the second and the third sentence in prior comment 2 in our May 30, 2013 comment letter.

Opinion of the Special Committee's Financial Advisor, page 47

3.   We note the revisions made in response to prior comment 2 in our May 30, 2013 comment letter. We reissue the portion of the comment that read: "We further note that the top of the range of the Implied Enterprise Value to CY 2013 revenues in the Selected Companies analysis is below the median result as is the implied transaction value as a multiple of LTM revenue in the Selected Transactions analysis." Please revise this section to explain how Houlihan Lokey addressed the fact referenced above in giving its fairness opinion.

David T. Zhang, Esq.
Kirkland & Ellis
June 13, 2013
Page 2

Financial Information, page 96

4.   Revise this section to include financial information for the fiscal year ended
        December 31, 2012. See Item 13 of Schedule 13E-3 and Item 1010 of Regulation
        M-A.

        Please direct any questions to me at (202) 551-3619. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

                                    Sincerely,

                                    /s/ Daniel F. Duchovny
                                    Daniel F. Duchovny
                                    Special Counsel
                                    Office of Mergers and Acquisitions